(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TurboChef Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

10500 Metric Drive, Suite 128

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75243

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company could not complete its annual report on Form 10-K for the fiscal year ended December 31, 2002 on a timely basis due to certain unforeseen difficulties in connection with its preparation.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Shortley (Name)	(214) (Area Code)	379-6000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TurboChef Technologies, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 2003

By:	/s/ John C. Shortley
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

TURBOCHEF TECHNOLOGIES, INC.

WITH RESPECT TO ITS FORM 10-K FOR THE

YEAR ENDED DECEMBER 31, 2002

The registrant estimates that its results of operations for the year ended December 31, 2002, (“Fiscal 2002”) as reflected in its statements of operations to be included in its Form 10-K for the fiscal year ended December 31, 2002 will reflect a increase in total revenues to approximately $7,996,000 compared to $3,230,000 for the fiscal year ended December 31, 2001 (“Fiscal 2001”). In addition, the registrant expects to report an operating loss of approximately $5,549,000 in Fiscal 2002 compared to a loss from operations of $6,026,000 in Fiscal 2001. Net loss for Fiscal 2002 is expected to be approximately $5,619,000 compared to a net loss of $6,031,000 in Fiscal 2001. After accounting for the payment of preferred stock dividends, net loss applicable to common stockholders is expected to be $5,889,000 in Fiscal 2002 compared to $6,716,000 in Fiscal 2001.